[PRIDE LETTERHEAD]

March 29, 2007

VIA FACSIMILE (202) 772-9361
Mr. Scott Ruggiero
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pride Business Development Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed June 1, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Filed July 14, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006
Filed August 23, 2006
File No. 0-51107

Dear Mr. Ruggiero:

We have received the staff’s comment letter dated September 7, 2006. In our letter dated September 21, 2006, we requested additional time to respond to the matters described in the comment letter due to the resignation of our engagement partner at Malone & Bailey, P.C. (“Malone & Bailey”), our former independent accountants. Furthermore, in our letter dated October 27, 2006, we requested additional time to respond to the comment letter since our account with Malone & Bailey was still in the transition phase and the transition was taking longer than expected.

On November 16, 2006, the Board of Directors of the Company approved the dismissal of Malone & Bailey as independent auditors for the Company. On the same date, the Board of Directors approved the Company’s engagement of LL Bradford & Company, LLC (“LL Bradford”) as independent auditors for the Company. It took LL Bradford a considerable amount of time to get acclimated to the Company’s books and records. However, on January 15, 2007, LL Bradford resigned as independent auditors for the Company.

On March 15, 2007, the Board of Directors of the Company approved the hiring of Weinberg & Company, P.A. (“Weinberg”) as independent auditors for the Company and its subsidiaries. The Company has spoken to Weinberg about the outstanding comment letter and the Company plans on working diligently to respond to all outstanding comments. As a result of the foregoing, we plan of filing a response to the outstanding comment letter on or before April 10, 2007.

Please contact the undersigned at (866) 868-0461 with any questions.

Sincerely,

/s/ Michael M. Markow
Michael M. Markow
Chairman & Chief Executive Officer